FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                        For the month of September, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: September 24 2007

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                           EXHIBIT INDEX
                           -------------

EXHIBIT NUMBER             EXHIBIT DESCRIPTION

99                         Notice to Euronext, Amsterdam dated 24 September 2007
                           Unilever Indonesia

Exhibit 99



                     UNILEVER INDONESIA TO BUY DRINKS BRAND

Unilever Indonesia has entered into a conditional agreement to buy the Buavita brand of fruit-based Vitality drinks from Ultra.

Under the terms of the agreement, Unilever Indonesia will acquire the brand and related goodwill and Ultra will continue to produce juices for Unilever under a long term supply agreement. The completion of the transaction is subject to the approval of the creditors and shareholders of Ultra, capital market laws and regulations, and the fulfilment of other conditions pursuant to the relevant agreement, such as the delivery of trademark certificates and other commercial data of Ultra.

Harish Manwani, Unilever's President for Asia, Africa, said: "I am delighted that we can add the brand Buavita to our portfolio. It is an ideal fit with our Vitality mission of offering products that help people look good, feel good and get more out of life. The acquisition is fully in line with our priority of building on our strengths in developing and emerging markets."

The transaction, financial details of which have not been disclosed, is expected to be completed by early of January 2008.


24 September 2007
                                     -end-


Notes:

About Unilever Indonesia: PT. Unilever Indonesia Tbk. is the 85% owned subsidiary of the Unilever group and is the biggest fast moving consumer goods producer in Indonesia. The company is the market leader in detergent, household cleaner, toothpaste, soap, shampoo, margarine and ice cream with annual sales of EUR1 billion in 2006. Best selling brands include Rinso, Lux, Sunsilk, Blue Band, Walls, Pepsodent and Bango.

About Unilever: Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 179,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2006. For more information about Unilever and its brands, visit www.unilever.com.

About Ultra: PT. Ultrajaya Milk Industry & Trading Company Tbk. is the largest producer of aseptic drinks using UHT in carton packs in Indonesia. Its products are liquid milk, fruit juices, tea, traditional and health drinks and tropical fruit juice concentrates mainly under famous brands such as Ultra and Buavita.

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.